SMARTMETRIC, INC.

3960 HOWARD HUGHES PARKWAY, SUITE 500

LAS VEGAS, NV 89109

May 24, 2019

Dale Welcome

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SmartMetric, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed October 12, 2018
Form 10-Q for the Fiscal Quarter Ended December 31, 2018 Filed February 13, 2019 File No. 000-54853

Dear Mr. Welcome:

By letter dated April 19, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided SmartMetric, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K filed on October 12, 2018 and Form 10-Q filed on February 13, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Control and Procedures

Management’s Report on Internal Controls and Financial Reporting, page 21

1.	We refer to management’s report on internal controls and financial reporting and have the following comments:

●	Your report states that during your assessment, “management identified no significant deficiencies”; however, your report does not include a statement as to whether or not your internal controls over financial reporting were effective as of June 30. 2018 as required by Item 308(a)(3) of Regulation S-K. Please revise management’s report accordingly.

Response: We have restated Item 9A. Controls and Procedures in its entirety by filing Amendment No. 1 to the Annual Report of SmartMetric, Inc. (the “Company”) on Form 10-K/A for the period ended June 30, 2018 (the “Amendment”). This restatement includes disclosure that our internal controls over financial reporting were not effective as of June 30, 2018 as required by Item 308(a)(3) of Regulation S-K.

●	Please also revise your report to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting. You previously stated in your letter dated February 11, 2016 that you would updated your filings to address this item.

Response: The Amendment clarifies that we used the 2013 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control - Integrated Framework when performing our assessment of internal control over financial reporting.

●	In your risk factors on page 16, you state that “management identified control deficiencies that represent a material weakness at June 30, 2018.” Please reconcile this statement with your assertion on page 21 that “management identified no significant deficiencies.”

Please amend your Form 10-K to address these comments. Your amended filing may contain only Item 9A as revised. We remind you that your amended filing should include updated Section 302 Certifications that are currently dated and make reference to the Form 10-K/A.

Response: The Amendment includes a statement that management identified areas that represent material weaknesses as of June 30, 2018. Updated Section 302 certifications that are currently dated and make reference to the Form 10-K/A were included with the Amendment.

Changes in Internal Controls, page 22

2.	We note that management concluded that disclosure controls and procedures were effective as of June 30, 2018. We also not management’s conclusion that disclosure control and procedures were not effective as of your fiscal third quarter ended March 31, 2018. The narrative in your Form 10-K, however, states that “during the fiscal year ended June 30, 2018, there have been no changes in our internal control over financial reporting that materially affected or are reasonably likely to materially affect our internal controls over financial reporting.” In this regard, please explain to us how you determined there was a change in the effectiveness of your disclosure controls and procedures, from period-to-period, given that there were no changes in internal controls during your fiscal fourth quarter. It appears to us that you may need to amend your Form 10-K for the year ended June 30, 2018 to either conclude that your disclosure controls and procedures were not effective as of year-end or disclose and discuss the changes in your internal control over financial reporting that resulted in your disclosure controls and procedures being effective. Please refer to Item 308(c) of Regulation S-K for guidance.

Response: We have restated Item 9A. Controls and Procedures in its entirety by filing the Amendment and this includes disclosure that our disclosure controls and procedures were not effective as of June 30, 2018.

Limitations on Controls, page 22

3.	In the last sentence you state that management has concluded that “the Company’s disclosure controls and procedures are not effective at the reasonable assurance level.” However, on page 21 you state that management concluded that disclosure controls and procedures were effective as of June 30, 2018. Please revise your Form 10-K to reconcile these disclosures as appropriate.

Response: We have restated Item 9A. Controls and Procedures in its entirety  by filing the Amendment and this includes disclosure that our disclosure controls and procedures were not effective as of June 30, 2018.

Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Item 4. Controls and Procedures, page 16

4.	We note in your conclusions as of September 30, 2018 and December 31, 2018 that your disclosure controls and procedures were “sufficient.” We remind you that management’s conclusion should address whether your disclosure controls and procedures are either effective or not effective. In this regard, please revise future filings to definitively conclude as to the effectiveness of your disclosure controls and procedures as provided in Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.

Response: We have noted the Staff’s comment and will address in future filings whether our disclosure controls and procedures are either effective or not effective as opposed to “sufficient”.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Chaya Hendrick

Chaya Hendrick

Chief Executive Officer

SmartMetric, Inc.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89109